

SECURITIES AND EXCHANGE COMMISSION

07003237

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-043009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WG Trading Company LP

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lafayette Place
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Duffy — (203) 863-8410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	CT	06902-6982
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

WG TRADING COMPANY LP

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
CONDENSED SCHEDULE OF INVESTMENTS	3 - 7
NOTES TO STATEMENT OF FINANCIAL CONDITION	8 - 11
SUPPLEMENTAL REPORT ON INTERNAL CONTROL	12 - 13

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing General Partners of
WG Trading Company LP

We have audited the accompanying statement of financial condition of WG Trading Company LP (the "Partnership") for the year ended December 31, 2006, including the related condensed schedule of investments for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of WG Trading Company LP at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 16, 2007

WG TRADING COMPANY LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
CASH	$	21,202
SECURITIES OWNED, at fair value:		
Common Stock		5,073,927,929
U.S. government agency obligations		347,560,762
SECURITIES PLEDGED - At fair value		6,680,539,490
RECEIVABLES FROM BROKER-DEALER		37,289,324
DIVIDENDS RECEIVABLE		12,138,789
EXCHANGE MEMBERSHIPS		269,500
OTHER ASSETS		992,726
TOTAL ASSETS	$	12,152,739,722
LIABILITIES AND PARTNERS' CAPITAL		
PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS	$	4,286,761,107
BORROWINGS UNDER SECURITIES LOAN AGREEMENT		6,673,848,247
SECURITIES SOLD, NOT YET PURCHASED		18,390,553
ACCRUED EXPENSES AND OTHER LIABILITIES		373,581
Total liabilities		10,979,373,488
COMMITMENTS AND CONTINGENCIES (Note 9)		
PARTNERS' CAPITAL		1,173,366,234
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	12,152,739,722

See notes to statement of financial condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2006

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Securities Owned and Pledged, at Fair Value:	1031.4 %	
	United States:	100.0	
	Common Stock:		
	Advertising	1.8	$ 21,411,618
	Aerospace/Defense:	21.1	
727,710	Boeing Company	5.5	64,649,754
	Other	15.6	183,289,970
	Agriculture:	17.4	
1,928,831	Altria Group, Inc.	14.1	165,532,291
	Other	3.3	38,279,200
	Airlines	1.0	11,757,336
	Apparel	3.9	46,170,822
	Auto Manufacturers	3.8	44,019,333
	Auto Parts & Equipment	1.6	18,909,555
	Banks:	69.4	
4,135,763	Bank of America	18.8	220,808,384
3,118,888	Wells Fargo Company	9.5	110,907,650
1,754,109	Wachovia Corp.	8.5	99,896,502
1,617,752	US Bancorp	5.0	58,546,449
	Other	27.6	323,952,887
	Beverages:	20.7	
1,511,201	PepsiCo	8.1	94,525,627
1,876,578	Coca-Cola Company	7.7	90,544,889
	Other	4.9	57,542,511
	Biotechnology:	11.4	
1,073,542	Amgen Inc.	6.2	73,333,651
	Other	5.2	60,563,802
	Building Materials	1.6	18,352,996
	Chemicals	15.7	184,507,262
	Coal	1.3	15,257,319
	Commercial Services	7.1	83,172,356
	Computers:	40.8	
1,386,290	International Business Machines, Inc.	11.5	134,678,065
2,520,653	Hewlett-Packard Company	8.8	103,825,703
786,719	Apple Computer Inc.	5.7	66,745,237
	Other	14.8	173,503,935
	Cosmetics/Personal Care	20.2	236,604,736
	Distributors/Wholesale	1.1	12,369,632

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2006

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Diversified Financial Services:	86.5 %	
4,522,029	Citigroup, Inc.	21.5	$ 251,877,001
3,197,969	JP Morgan Chase & Company	13.2	154,461,912
981,087	Morgan Stanley	6.8	79,889,907
392,642	Goldman Sachs Group	6.7	78,273,185
817,514	Merrill Lynch & Co.	6.5	76,110,558
1,112,749	American Express	5.8	67,510,480
	Other	26.0	307,194,715
	Electric	32.5	381,026,639
	Electrical Components & Equipment	3.5	41,442,472
	Electronics	4.9	58,025,764
	Engineering & Construction	0.6	6,615,854
	Entertainment	1.2	14,430,846
	Environmental Control	1.8	20,976,334
	Equity Fund	0.6	7,084,500
	Food	14.6	171,283,753
	Forest Products & Paper	3.9	45,693,816
	Gas	2.5	29,722,629
	Hand/Machine Tools	1.0	11,328,832
	Healthcare Products:	31.0	
2,668,265	Johnson & Johnson	15.0	176,158,867
	Other	16.0	187,658,876
	Healthcare Services:	15.0	
1,249,735	United Healthcare	5.7	67,148,266
	Other	9.3	109,122,770
	Home Builders	2.5	29,876,602
	Home Furnishings	1.0	11,989,460
	Household Products/Wares	4.7	55,420,644
	Housewares	0.6	7,385,319
	Insurance:	50.2	
2,392,513	American International Group	14.6	171,447,490
	Other	35.6	417,233,396
	Internet:	16.5	
197,228	Google Inc.	7.7	90,819,546
	Other	8.8	103,207,841

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2006

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets		Fair Value
	Iron/Steel	2.7 %	$	31,577,649
	Leisure Time	3.7		43,472,873
	Lodging	5.1		59,370,807
	Machinery - Construction & Mining	3.6		42,761,592
	Machinery - Diversified	3.0		35,732,946
	Media:	35.5		
1,927,272	Comcast Corp.	7.0		81,581,427
3,680,152	Time Warner Inc.	6.8		80,153,706
1,903,593	Disney Company	5.6		65,236,126
	Other	16.1		189,115,044
	Mining	7.1		83,441,433
	Miscellaneous Manufacturing:	52.1		
9,500,007	General Electric Company	30.1		353,495,252
	Other	22.0		258,013,960
	Office/Business Equipment	2.1		24,489,165
	Oil and Gas:	80.6		
5,369,616	Exxon Mobil Corporation	35.1		411,473,700
2,009,730	ChevronTexaco Corporation	12.6		147,775,444
1,514,596	ConocoPhillips	9.3		108,975,178
	Other	23.6		277,293,916
	Oil and Gas Services:	13.5		
1,084,307	Schlumberger	5.8		68,484,834
	Other	7.7		89,377,786
	Packaging and Containers	1.4		16,646,146
	Pharmaceuticals:	57.6		
6,635,745	Pfizer	14.6		171,865,806
1,997,966	Merck & Co.	7.4		87,111,315
1,415,779	Abbott Laboratories	5.9		68,962,594
	Other	29.7		347,987,360
	Pipelines	3.6		41,896,652
	REITS	10.8		127,209,780
	Real Estate	1.0		11,761,437

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2006

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets		Fair Value
	Retail:	56.1 %		
2,266,132	Wal-Mart Stores	8.9	$	104,649,976
1,878,206	Home Depot	6.4		75,428,760
	Other	40.8		478,197,363
	Savings & Loans	4.1		48,476,734
	Semiconductors:	24.7		
5,311,928	Intel Corporation	9.2		107,566,542
	Other	15.5		182,454,608
	Software:	38.8		
7,969,302	Microsoft Corporation	20.3		237,963,363
3,687,958	Oracle Systems Corporation	5.4		63,211,598
	Other	13.1		153,914,780
	Telecommunications:	62.0		
5,588,700	Cisco Systems	13.0		152,739,181
3,536,608	AT&T Corporation	10.8		126,433,736
2,686,818	Verizon Communications	8.5		100,057,097
1,678,683	Bellsouth	6.7		79,082,757
	Other	23.0		268,862,259
	Textiles	0.4		4,987,496
	Toys/Games/Hobbies	1.0		11,937,001
	Transportation:	16.1		
987,977	United Parcel Service	6.3		74,078,511
	Other	9.8		114,426,425
	Other			328,208
	Total Common Stock Owned and Pledged, (cost of $10,542,353,574)			11,754,467,419
$ 265,000,000	U.S. FNMA Notes Owned, (cost of $257,906,006) (maturity June 2007)	22.0 %		258,633,646

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2006

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
$ 90,000,000	U.S. FHLB Note Owned,		
	(cost of $88,854,125)	7.6 %	88,927,116
	(maturity March 2007)		
	Total Securities Owned and Pledged, at Fair Value		$ 12,102,028,181
	Futures Contracts:		
	Equity Indices:	(2.3)%	
31,532	S&P 500 (maturity March 2007)	(2.3)	$ (26,735,771)
35	Other (maturity February 2007)		6,960
	Total Futures Contracts		$ (26,728,811)
	Securities Sold, Not		
	Yet Purchased, at Fair Value:	(1.6)%	
	United States:	100.0	
	Common Stock (cost of $15,611,690)	(1.6)	$ (18,390,553)

(Concluded)

See notes to statement of financial condition.

WG TRADING COMPANY LP

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Business - WG Trading Company LP (the "Partnership") is a limited partnership organized primarily for the purpose of engaging in various trading strategies, including index arbitrage. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a commodity pool as defined in Commodity Futures Trading Commission Regulation 4.10(d)(l). The Partnership is a member of the New York Stock Exchange. The Partnership Agreement provides that the Partnership will terminate on December 31, 2050.

The Partnership has agreements with clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Partnership is subject to the fiduciary and prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities owned, securities pledged and securities sold, not yet purchased transactions and related income and expenses are recorded on the trade-date, at purchase cost or sales proceeds, respectively. The Partnership's securities owned are held as collateral under a margin agreement with the Partnership's clearing organizations or as collateral in connection with a commodity account at a broker-dealer.

Securities owned, securities pledged and securities sold, not yet purchased are carried at fair value, representing the last recorded sales price on the date of valuation or, if such price is not available, at the average of the closing bid and asking prices.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures contracts, are based on quoted market prices.

Derivatives used for economic hedging purposes include futures. The Partnership does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required under FASB Statement No. 133 are generally not applicable with respect to these financial instruments.

Open trade equity in futures transactions are recorded as receivables from or payables to broker-dealers and clearing organizations, as applicable.

Securities Pledged under Securities Loan Agreements - Securities lending transactions are transacted under master securities loan agreements and are recorded at the amount of cash collateral received. The

Partnership monitors the market value of securities loaned with additional collateral delivered or excess collateral refunded, when deemed appropriate. The Partnership classifies securities loaned and collateral received, including accrued interest payable thereon, in its Statement of Financial Condition as follows:

- Securities pledged, at fair value
- Borrowings under securities loan agreement

Receivables From and Payables To Broker-Dealers and Clearing Organizations - Receivables from broker-dealers and payables to broker-dealers and clearing organizations represent balances arising in connection with securities transactions. The balances consist of open trade equity on commodity futures contracts, cash on deposit for margin requirements, margin, accrued interest receivable and accrued interest payable. These balances are presented on a net basis by broker-dealer or clearing organization where right of offset exists.

Exchange Memberships - Exchange memberships are recorded at cost or, if an other than temporary impairment has occurred, at a value that reflects management's estimate of the fair value.

Income Taxes - The Partnership is exempt from Federal and state income taxation as they are the liability of the partners.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

New Accounting Pronouncements - In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There have been two common approaches used to quantify such errors. Under one approach, the error is quantified as the amount by which the current year income statement is misstated ("rollover approach"). The other common approach quantifies the error as the cumulative amount by which the current year balance sheet is misstated ("iron curtain approach"). SAB 108 requires misstatements to be evaluated using both the rollover approach and the iron curtain approach to determine if such misstatements are material. The Partnership adopted SAB 108 on December 31, 2006 with no material impact on the Partnership's statement of financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 157, "*Fair Value Measurements*" ("SFAS No. 157"). SFAS No. 157 defines fair value, established a framework for measuring fair value and expands disclosures about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts and requires the Partnership to consider its own credit spreads when measuring fair value of liabilities, including derivatives. SFAS No. 157 is effective for the Partnership on January 1, 2008. The Partnership is currently evaluating the potential impact of adopting SFAS No. 157.

3. CLEARING AGREEMENTS

Pursuant to agreements between the Partnership and its clearing organizations, the clearing organizations have liens upon all of the Partnership's property including, but not limited to, securities, deposits and

receivables. These liens collateralize the Partnership's liabilities and obligations to the clearing organizations.

4. RELATED PARTY TRANSACTIONS

During the normal course of business, the Partnership conducts transactions with and provides operation and administrative support to limited partners affiliated with the Partnership through common management ("affiliated limited partners"). For the year ended December 31, 2006, the Partnership paid $400 million in equity withdrawals to an affiliated limited partner.

At December 31, 2006, affiliated limited partners' capital included in the Limited Partners Capital on the Statement of Financial Condition was $112 million, prior to the allocation of net income.

5. REGULATORY NET CAPITAL REQUIREMENT

The Partnership is a registered broker-dealer and a commodity pool and, accordingly, is subject to the Net Capital Rule of the SEC and the capital rules of the New York Stock Exchange Inc. ("NYSE") and the Commodities Futures Trading Commission ("CFTC"). The Partnership maintains proprietary accounts of introducing brokers (PAIB) agreements with all of their clearing brokers in order for them to receive allowable asset treatment for proprietary assets held at their clearing brokers. The Partnership has elected to use the alternative net capital method permitted by the Net Capital Rule, which requires the Partnership to maintain net capital, as defined, to be at least the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2006, the Partnership's net capital of $557,795,413 exceeded the minimum regulatory net capital requirements of $250,000 by $557,545,413.

Advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Net Capital rules of the SEC.

Withdrawals of equity capital from the Partnership require a six month notification prior to such withdrawal and require the approval from the New York Stock Exchange. When such approval is obtained, the capital is no longer considered equity but a liability of the Partnership. It is the Partnership's practice to immediately pay such withdrawing capital once approval has been obtained by the New York Stock Exchange. At December 31, 2006 there were no withdrawal amounts subject to the approval of the New York Stock Exchange and there were no withdrawal amounts that have been approved by the New York Stock Exchange that have not been paid by the Partnership.

6. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership is party to futures contracts as part of its futures trading activities. Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument at a specified future date and price. Maintaining a futures contract will typically require the Partnership to deposit margin with its clearing brokers or counterparty as collateral for its obligations. Futures contracts provide for daily cash settlements with realized gains or losses based upon fluctuations in market value. Based upon fluctuations in market value, additional margin may be required to be deposited as collateral. Substantially all of the futures contracts which the Partnership is party to are due to expire in March 2007. The contract amount of equity futures, at December 31, 2006 was approximately $12 billion.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases - As of December 31, 2006, minimum rental commitments under noncancelable leases for office space and equipment which expire in 2009 are as follows:

2007	$ 452,477
2008	301,239
2009	199,400
	$ 953,116

Concentration of Credit Risk - The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty. The Partnership does not anticipate nonperformance by counterparties in the above situations.

Exchange Member Guarantees - The Partnership is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Partnership may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Partnership's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Partnership has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Contingencies - The Partnership is presently unaware of any claims or litigation that could materially impact the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

February 16, 2007

WG Trading Company LP
One Lafayette Place
Greenwich, CT

In planning and performing our audit of the financial statements of WG Trading Company LP (the "Partnership") as of and for the year ended December 31, 2006 (on which we issued our report dated February 16, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively the "Commissions"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or the requirements of obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers of Rule 15c3-3 because the Partnership does not carry customer securities accounts or perform custodial functions relating to customer securities. In addition we did not review the practices and procedures followed by the Partnership in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 or the daily computations of the segregation requirements of Section 4(d)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, because the Partnership has made a claim of exemption from these regulatory requirements to the Commodity Futures Trading Commission pursuant to Regulation 4.7 of the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Managing General Partners, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered broker-dealers and commodity pools, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END